UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Fingerhut Companies, Inc.,
   4400 Baker Road


   Minnetonka, MN  55343
2. Issuer Name and Ticker or Trading Symbol
   Freeshop.com, Inc. (FSHP)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  10/01/99    X        1,586,156.00  A  $2.209000                   D  Direct
Common Stock                                  10/01/99    C        1,925,712.00  A               5,131,255.00   D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Series B       $0.000000       10/01/99       C                          1,925,712.00
Warrants (Right to Buy)        $2.209000       10/01/99       X                          1,586,156.00                  12/31/00

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Series B       10/01/99  Common Stock                   1,925,712.00              0.00          D   Direct
Warrants (Right to Buy)        10/01/99  Common Stock                   1,586,156.00              0.00          D   Direct

Explanation of Responses:

-
The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by Fingerhut Companies, Inc.
Federated Department Stores, Inc. may be deemed to control Fingerhut by virtue of its ownership of 100% of Fingerhut's capital stock and its corresponding right to elect Fingerhut's directors, and therefore, the Issuer's equity securities may be also deemed to be beneficially owned by Federated.

SIGNATURE OF REPORTING PERSON
    FINGERHUT COMPANIES, INC.
/S/ Michael P. Sherman
    Executive Vice President
DATE 11/05/99

Joint Filer Information

Name of Joint Filer:     Federated Department Stores, Inc.

Address:       7 West Seventh Street
               Cincinnati, OH  45202

Designated Filer:   Fingerhut Companies, Inc.

Issuer & Ticker
Symbol:        Freeshop.com, Inc.  ("FSHP")

Date of Event
Requiring Statement:     October 1, 1999

               Federated Department Stores, Inc.


Signature:     /s/Karen M. Hoguet
                   Karen M. Hoguet
                   Senior Vice President and
                     Chief Financial Officer